                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                          Sierra Health Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   826322-109
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]     Rule 13d-1(b)

[  ]     Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                    SCHEDULE 13G

CUSIP No. 826322-109

1  NAME OF REPORTING PERSONS (entities only)
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anthony M. Marlon, M.D.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) |_|
         (See Instructions)                              (B) |_|
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                          5   SOLE VOTING POWER
   NUMBER OF                   3,009,574 shares of Common Stock at 12/31/02
     SHARES
  BENEFICIALLY            6   SHARED VOTING POWER
    OWNED BY                   -0- at 12/31/02
      EACH
    REPORTING             7   SOLE DISPOSITIVE POWER
     PERSON                    3,009,574 shares of Common Stock at 12/31/02
      WITH
                          8   SHARED DISPOSITIVE POWER
                               -0- at 12/31/02

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,009,574 shares of Common  Stock at 12/31/02

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)   |X| See Item 4 of attached Schedule 13G
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11  PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (9)
     10.0% of outstanding class at 12/31/02 (with rounding; amount slightly less than 10.0%)
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12  TYPE OF REPORTING PERSON
     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  (a)      Name of Issuer:

                           Sierra Health Services, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           2724 North Tenaya Way
                           Las Vegas, Nevada  89128

Item 2.  (a)      Name of Person Filing:

                           Anthony M. Marlon, M.D.  ("Dr. Marlon")

                  (b)      Address of Principal Business Office or, if none, Residence:

                           2724 North Tenaya Way
                           Las Vegas, Nevada  89128

                  (c)      Citizenship:

                           United States of America

                  (d)      Title of Class of Securities:

                           Common Stock, $.005 par value

                  (e)      CUSIP Number:

                           826322-109

Item 3. This statement is filed  pursuant to Rule  13d-1(c).  Items 3(a) through
               3(h) are, therefore, inapplicable.

Item 4. Ownership

          (a) Amount Beneficially Owned:

               Dr. Marlon may be deemed to beneficially  own 3,009,574 shares of
               Common Stock at December 31, 2002. That number of shares reported as beneficially  owned includes  2,329,003 shares held indirectly through a total of four trusts  established by Dr. Marlon and his
               wife,  and  1,500  shares  held  indirectly   through  a  limited
               partnership (the "Partnership"). Dr. Marlon may be deemed to have or share voting power  and/or  dispositive  power over the shares held by the  four  trusts  and,  therefore,  to  have  beneficial ownership with respect to such shares.  Dr.  Marlon,  as managing
               general  partner  of  the   Partnership,   has  sole  voting  and
               dispositive  power over the shares held by the  Partnership.  Dr.
               Marlon  disclaims  beneficial  ownership as to the shares held by the four  trusts,  other than the  1,135,341  shares  held by the
               Marlon Family Trust (a revocable trust of which he is a trustee).
               The number of shares reported as beneficially owned also includes
               549,156  shares that Dr. Marlon has a right to acquire  within 60 days of December 31, 2002, upon exercise of options, and includes
               129,915 shares held for Dr. Marlon's  account under the Company's
               401(k) plan for employees. Dr. Marlon's beneficial ownership does not include  163,054  shares held in three trusts for the benefit of  family  members,  the  trustee  of each of  which  is Erin E.
               MacDonald,  and does not include  652,648  shares held by the AMM
               & RM Family Limited Partnership, the general partner of which is a trust for the benefit of a family  member;  the  trustees of that trust are Ms.  MacDonald,  William Godfrey,  and Jeannine M.
               Zeller  (daughter  of  Dr.  Marlon).   Dr.  Marlon's   beneficial
               ownership  also does not include  312,116 shares subject to stock options which are not currently  exercisable  and will not become exercisable  within 60 days after  December  31, 2002 and 204,680 shares  deliverable in settlement of restricted  stock units that will not  become  settleable  within 60 days after  December  31,
               2002.

          (b) Percent of Class:

               10.0% of the class of Common  Stock  outstanding  at December 31,
               2002 (with rounding; actual amount is slightly less than 10.0%)

          (c) Number of shares as to which Dr. Marlon has:

               (i)   sole power to vote or to direct the vote: 3,009,574 shares of Common Stock at December 31, 2002 (see Item 4(a) above.)

               (ii)  shared  power to vote or to direct the vote:  -0- shares of
                     Common Stock at December 31, 2002

               (iii) sole power to  dispose  or to direct  the  disposition  of:
                     3,009,574  shares of Common  Stock at December 31, 2002
                     (see Item 4(a) above.)

               (iv) shared power to dispose or to direct the disposition of: -0-
                    shares of Common Stock at December 31, 2002

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification.

         Not  applicable.  This statement is filed pursuant to Rule 13d-1(d).

     The filing of this Amendment to Schedule 13G and amendments hereto, and the statements  herein and therein,  shall not be construed as an admission that any filing  person or any other  person  named  herein is, for  purposes  of Section
13(d),  13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the  beneficial  owner of any of the  securities  described  herein or  therein, except to the extent  that a natural  person is  reported  as having  voting and dispositive power, and thus beneficial  ownership for purposes of Sections 13(d)
and 13(g), over securities owned directly by such person.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 11, 2003
------------------------------
         Date

/s/ Anthony M. Marlon, M.D.
------------------------------
ANTHONY M. MARLON, M.D.
         Name/Title